HESKETT & HESKETT

ATTORNEYS AT LAW

JOHN HESKETT

                  501 SOUTH JOHNSTONE, SUITE 501

  TELEPHONE  (918) 336-1773

ZACHARY HYDEN

BARTLESVILLE, OKLAHOMA 74003

  FACSIMILE  (918) 336-3152

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  Email: info@hesklaw.com

JACK HESKETT (1932 - 2005)

BILL HESKETT (1933 - 1993)

24 October 2007

Mr. Mark P. Shuman, Branch Chief - Legal

United States Securities and Exchange Commission

100 F Street, N.E. – Room 4561

Washington, DC 20549

Re:

Sino-Biotics, Inc.

Preliminary Information Statement on Schedule 14C

Filed September 10, 2007

File No. 0-32161

Dear Mr. Shuman:

Preliminary Information Statement on Schedule 14C

General

1.

Please revise to state the reasons that you are only now disclosing the corporate actions that took place in 2003, 2005 and 2006 to shareholders.  You should also discuss any potential liabilities under federal law and the applicable state law from any failure to timely obtain shareholder consent of the actions described in Corporate Actions No. 1-5 and from failing to provide timely notice of such actions to all shareholders.

Answer: The Pre 14(C) has been revised to state the reasons the company is now disclosing the corporate actions that took place in 2003, 2005 and 2006 to the shareholders.  The Pre 14(C) has been amended under each corporate action to include discussion regarding any potential liabilities under federal law and the applicable state law from any failure to timely obtain shareholder consent of the actions described in Corporate Actions No. 1-5.

Corporate Action No. 6

2.

Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares from the approved reverse split of common stock for any purpose, including future acquisitions and/or financings.  If so, please disclose by including materially complete descriptions of the future acquisitions, financing transactions or other plans or proposals.  If not,, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.  Similar disclosure should be provided regarding Corporate Action  No. 7.

Answer: The Pre 14(C) has been amended to state “the Company has been negotiating with creditors of the Company to convert some of the debt into equity.  If the Company converts the debt to equity, this will result in further dilution of the shares outstanding.”

3.

You state that as of the record date a total of 400,000 shares of common stock are authorized but unissued and immediately following the reverse split there will be 34,600,000 shares authorized but unissued.  This seems inconsistent with your disclosure in the beneficial ownership table that 29,565,014 shares are outstanding as of the record date.  Please revise this seemingly inconsistent disclosure.

Answer: The Pre 14(C) has been amended to correctly to state that currently, we are authorized to issue up to a total of 40,000,000 shares of capital stock, consisting of 5,000,000 shares of “blank check” preferred and 35,000,000 shares of our common stock.  As of October 23, 2007, there are approximately 29,565,014 shares of common stock issued and outstanding.  Post reverse split, there will be an estimated 30,000 shares issued and outstanding.

4.

Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the effective increase in authorized shares.  Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.  Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing any above-market premium that is favored by a majority of the independent stockholders.  Similar disclosure should be provided regarding Corporate Action No. 7.

Answer: the Pre 14(C) has been amended by adding the additional paragraph under Corporate Action No. 6 and Corporate Action No. 7:  “Release No. 34-15230 of the staff of the Securities and Exchange

Commission requires disclosure and discussion of the effects of any shareholder proposal that may be used as an anti-takeover device. However, the reverse stock split is not the result of any such specific effort; rather, as indicated above, the purpose of the reverse stock split is to provide the Company's management with the ability to issue shares for future acquisition, financing and operational possibilities, and not to construct or enable any anti-takeover defense or mechanism on behalf of the Company. While it is possible that management could use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders, the Company has no intent or plan to employ the reverse stock split as an anti-takeover device. “

Additional Information

5.

We note that you incorporate by reference your recent periodic reports  Please note that information may be incorporation by reference into an information statement only in the manner and to the extent specifically permitted in the items of Schedule 14A.  Please see Note D to Schedule 14A for guidance and revise accordingly.  Note D is applicable to you filing pursuant to Item 1 of Schedule 14C.

Answer: The Pre 14(C) has been amended by deleting the references to the periodic reports.

The Company acknowledges that:

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The company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may  not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/   Zachary D. Hyden

Zachary D. Hyden